OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
333-139042

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
PART I
REGISTRANT INFORMATION
Shopoff Properties Trust, Inc.

Full Name of Registrant

Former Name if Applicable
8951 Research Drive

Address of Principal Execution Office (Street and Number)
Irvine, CA 92618

City, State and Zip Code
PART II
RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Shopoff Properties Trust, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 by 2:30 pm, Eastern Standard Time on May 15, 2009, without unreasonable effort and expense. The Company determined that additional time was needed to review and re-evaluate certain contingent liabilities, tax liabilities, and revenue recognition related to a property sale that occurred near the end of the quarter and to make appropriate disclosures in Item 1. Financial Statements and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q for the Quarterly Period Ended March 31, 2009. The Company filed its Quarterly Report on Form 10-Q within the 5-day extension period.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kevin M. Bridges	(949)	417-4362

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☐ Yes ☑ No

Shopoff Properties Trust, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2009	By:	/s/ Kevin M. Bridges
Kevin M. Bridges
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

3